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                     July 10, 2023

       Mark Kay
       Chief Executive Officer
       Zerify, Inc.
       1090 King Georges Post Road , Suite 603
       Edison, NJ 08837

                                                        Re: Zerify, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed April 14,
2023
                                                            File No. 000-55012

       Dear Mark Kay:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology